UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by Trimeris, Inc., a Delaware corporation (the “Company”), as amended or supplemented through the date hereof (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the issued and outstanding shares of the Company common stock at a price per share of $3.60, net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9, captioned “Additional Information to be Furnished,” is hereby amended and supplemented by adding the following new Item 8(l):

“(l)	Termination of the Tender Offer.

The Parent informed Trimeris through counsel, and announced on December 29, 2009, that it intends to terminate the Offer because the Parent was unable to secure sufficient financing for purposes of funding the Offer as of the expiration time of the Offer, and that none of the Shares validly tendered and not properly withdrawn were purchased in the Offer. According to Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the initial offering period of the Offer at 5:00 p.m., New York City time, on Monday, December 28, 2009, a total of 19,311,216 Shares were validly tendered and not properly withdrawn in the initial offering period, representing 86.4% of all outstanding Shares. The Parent also announced that the Parent and the Purchaser instructed Computershare Trust Company, N.A. to promptly return all Shares tendered in the Offer to the tendering stockholders.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(14)	Press Release issued by the Parent dated December 29, 2009 (incorporated by reference to Exhibit (a)(5)(G) to the Amendment No. 7 to the Schedule TO, filed by the Parent and the Purchaser with the SEC on December 29, 2009).

(a)(15)	Press Release issued by the Company dated December 29, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K of the Company, filed with the SEC on December 29, 2009).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/s/ MICHAEL A. ALRUTZ
Name: Title:	Michael A. Alrutz General Counsel

Dated: December 29, 2009